Mail Stop 4561

October 6, 2009

Gary Guseinov, CEO
CyberDefender Corporation
617 W. 7th St., Ste. 401
Los Angeles, CA 90017

> **Re: CyberDefender Corporation**
> **Registration Statement on Form S-1**
> **Filed September 8, 2009**
> **File No. 333-161790**
>
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-53475**

Dear Mr. Guseinov:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

Risk Factors, page 6

1.   We note the disclosure in your periodic reports regarding the material deficiencies in your disclosure controls and procedures, and internal control over financial reporting. Please add a risk factor addressing the material risks to investors posed by such deficiencies, including, without limitation, the costs of remediating such deficiencies (if material).

Selling Shareholders, page 52

2.   Please revise to disclose the nature of your relationship with GR Match LLC. See
      Item 507 of Regulation S-K.

3.   For each selling stockholder that is a legal entity, please disclose the natural person or
      persons who exercise the sole or shared voting and/or dispositive powers with respect to
      the shares to be offered by that shareholder. See Question 140.02 of the Division of
      Corporation Finance's Compliance and Disclosure Interpretations of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page 71

4.   We note your disclosure that in July 2009, you sold 200,000 shares of your common
      stock to twenty-eight accredited investors, and your claim that the issuance of the shares
      was exempt from registration under Section 4(2) of the Securities Act of 1933 and Rule
      506 of Regulation D. We presume that the issuance was in reliance on Section 4(2) and
      in the alternative Rule 506, since you do not appear to have made any filings on Form D
      in connection with this transaction (we do note, however, that you filed Forms D for
      other issuances). See Rule 503 of Regulation D, SEC Release No. 33-8891, and the
      additional guidance provided by the Division of Corporation Finance at:
      http://www.sec.gov/divisions/corpfin/formdfiling.htm and
      http://www.sec.gov/info/smallbus/secg/formdguide.htm. Please advise.

Exhibit 5.1

5.   The opinion states that "the shares issuable by the Company pursuant to this Registration
      Statement will be validly issued, fully paid and nonassessable." Please revise to clarify,
      if true, that this statement applies to shares that will be issued upon the exercise of
      warrants.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 9A Controls and Procedures, page 32

Management's Report on Internal Control Over Financial Reporting, page 33

6.   We note the statement that your management concluded that, "during the period covered
      by this report," internal controls and procedures were "not effective to detect the
      inappropriate application of US GAAP rules." The quoted language appears to be
      inconsistent with Item 308T(a)(3) of Regulation S-K. Item 308T(a)(3) requires
      disclosure of management's assessment of the effectiveness of the registrant's internal
      control over financial reporting "as of the end of the registrant's most recent fiscal year,"
      not as of "the end of the period covered by the report." In addition, concluding that
      internal controls and procedures were not effective "to detect the inappropriate
      application of US GAAP rules," appears to limit the term internal control over financial

reporting to a definition that is less expansive than the definition of the term set forth in Exchange Act Rule 13a-15(f), thus limiting your management's conclusion regarding effectiveness required by Item 308T(a)(3). Please file an amended 10-K that includes management's assessment of the effectiveness of your internal control over financial reporting as of December 31, 2008, including a statement as to whether or not internal control over financial reporting is effective.

7.   In your amended filing, please expand your discussion of the material weaknesses in your internal controls, as well as your remediation efforts. For example, but without limitation, explain what you mean when you refer to "inadequate segregation of duties consistent with control objectives," provide a detailed explanation of how ineffective controls over period end financial disclosure and reporting processes may have affected your financial results, and disclose any material costs associated with your remediation efforts. Also expand the discussion of your efforts to remediate your disclosure controls and procedures, including any material costs associated therewith.

*   *   *   *   *

As appropriate, please amend your filings in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Similarly, in connection with responding to our comments on your periodic reports, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Evan S. Jacobson at (202) 551-3428. If you have further questions, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile (917) 591-6898</u>
        Kevin Friedmann, Esq.
        Richardson & Patel LLP